SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION (15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to

Commission file number 1-10816

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MGIC INVESTMENT CORPORATION
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202

Exhibit Index on Page 19

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

	Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:	
Statements of net assets available for benefits at December 31, 2006 and 2005	4
Statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005	5
Notes to financial statements	6-12
ADDITIONAL INFORMATION: *	
Form 5500, Schedule H Financial Information Part I - Asset and Liability Statement at December 31, 2006 and 2005	13-14
Form 5500, Schedule H Financial Information Part II - Income and Expense Statement for the year ended December 31, 2006	14-15
Form 5500 Schedule H Financial Information Part III - (unaudited) Accountant's Opinion	15
Form 5500 Schedule H Financial Information Part IV - (unaudited) Transactions during Plan year	16
Form 5500, Schedule H Part IV, Item I - Schedule of Assets (Held At End of Year), December 31, 2006	17

*Other schedules required by the Department of Labor have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MGIC Investment Corporation Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Asset and Liability Statement, Income and Expense Statement, and Assets (Held at the End of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedules of Accountant's Opinion and Transactions During Plan Year are not a required part of the basic financial statements, and we did not audit or apply limited procedures to such information and do not express any assurance on such information.

PricewaterhouseCoopers LLP

Milwaukee, WI
June 25, 2007

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and December 31, 2005

	2006	2005
Assets:		
Cash	$ 1,069	$ 365
Investments: (See Note 3)		
Mutual funds	183,942,668	167,790,299
MGIC Unitized Fund	27,275,095	30,148,851
US Bank Stable Asset Fund	31,766,157	31,380,568
Loans to participants	1,185,539	1,119,463
Total Investments	244,169,459	230,439,181
Receivables:		
Contributions:		
Employer - profit sharing	4,530,354	4,546,670
Employee - contributions	149,429	152,581
Employer - match	114,962	116,621
Accrued interest and dividends	993	0
Total receivables	4,795,738	4,815,872
Net assets available for benefits at fair value	248,966,266	235,255,418
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	582,726	547,206
Net assets available for benefits	$ 249,548,992	$ 235,802,624

The accompanying notes are an integral part of these financial statements.

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and December 31, 2005

	2006	2005
Additions (reductions) to net assets attributable to:		
Employer contributions:		
Employer - matching	$ 1,646,299	$ 1,230,202
Employer - profit sharing	4,530,354	4,546,670
Employee contributions	8,321,281	8,452,377
Investment income		
Dividends	3,320,322	3,008,280
Interest	77,252	66,348
Net appreciation (depreciation) in fair value of investments (See Note 2)	19,204,843	9,115,159
	37,100,351	26,419,036
Deductions:		
Benefits	23,353,983	9,652,796
Net additions	13,746,368	16,766,240
Net assets available for benefits, beginning of year	235,802,624	219,036,384
Net assets available for benefits, end of year	$ 249,548,992	$ 235,802,624

The accompanying notes are an integral part of these financial statements.

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan") was established effective December 1, 1984, for the purpose of providing profit sharing and savings plan benefits as well as to add a "cash or deferred arrangement" qualified under Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), effective January, 1986, to eligible employees of MGIC Investment Corporation (the "Company") employed on or after that date.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement and the Summary Plan Description for more complete information.

General. The Plan covers employees of the Company. Employees are eligible to participate in the savings Plan components of the Plan on their first day of employment.

Contributions. Employer profit sharing contributions are determined by the Board of Directors of the Company. Such contributions, if any, are made on an annual basis. Participating employees of the Company may make voluntary contributions, through payroll deductions, on a before-tax basis (401(k) contributions), limited to the lesser of $15,000 and on an after-tax basis, limited by the $44,000 defined contribution limit from all plan contribution sources. Participants may change their contributions at any time. Additionally, participants age 50 and older, may contribute catch up before-tax contributions ($5,000 for 2006) after first contributing the 401(k) annual maximum. A matching employer contribution is made on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Employer profit sharing contributions are allocated to the individual participants' accounts in the ratio of the individual participants' compensation to the total of all participants' compensation.

Participants are allowed an election to allocate contributions to the MGIC Unitized Fund, First American Bond Core Fund, First American Inflation Protected Fund, First American Midcap Growth Opportunity Fund, First American Real Estate Fund, American Century International Growth Fund, FMI Common Stock Fund, Harbor Capital Appreciation Fund, Pioneer Fund Class A, Vanguard Institutional Index Fund, Vanguard Mid Cap Index Fund, Vanguard Small Cap Value Fund, Vanguard Small Cap Growth Fund, Dodge & Cox Balanced Fund, T. Rowe Price International Fund, Goldman Sachs Mid Cap Value Fund, US Bank Stable Asset Fund in increments of 1%. In the absence of such an election, for continuing participants, the prior investment election remains in effect, and for new participants, all contributions are invested in the US Bank Stable Asset Fund.

1. Description of the Plan (continued)

The following features are available to the Plan's participants:

- The plan account is updated daily, providing daily market valuation.

- A toll-free, 24-hour hotline is available in addition to a website to access plan account information such as total current balance, balance by fund, and a projection feature for various contribution and earnings rate assumptions.

- The hotline and website is available to transfer existing account balances and to change the investment election for future contributions to the Plan as frequently as the participants desire.

Benefit Payments. At retirement, death or disability, a participant is entitled to receive as benefits the amount credited to their account. If employment is terminated for any other reason, a participant is entitled to the portion of their account attributable to their own contributions plus their vested interest in the portion of their account attributable to employer contributions. The participant may request withdrawals from their account in the event of financial hardship, as defined by Internal Revenue Service (IRS) regulations.

Vesting. The portion representing employer contributions vests with the participant as follows:

Years of Vesting Service at the Date of Termination	Percentage of Account Balance Representing Vested Interest
1	0%
2	50%
3	75%
4 or more	100%

Any portion of the employer contributions that has not vested at termination is forfeited after a one year break in service. Forfeitures of employer profit sharing contributions are allocated to remaining participants and forfeitures of employer matching contributions are applied as a reduction of future matching contributions payable by the employer.

Loan Fund. Loans from the Plan are available to the Plan's participants in the event of financial hardship or upon attainment of age 59 ½ for personal reasons.

The minimum amount which may be borrowed is $1,000. Loans may not exceed the lesser of 50% of the total vested Account Balances or $50,000 (less the highest balance of loans outstanding during the prior twelve-month period), and are generally limited to one loan per calendar year. The loan is repaid through payroll deductions over a period of up to 5 years (up to 10 years for home purchase). The interest rate is prime rate plus 1% at the time the loan was issued. This rate would remain the same for the life of the loan. Upon approval of the loan, a loan processing fee is charged to the participant.

2. Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period and, when applicable disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the US Bank Stable Asset Fund collective trust investment. As required by the FSP, the Statement of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The following are the significant accounting policies followed by the Plan:

Method of Accounting. The Plan's financial statements are prepared on the accrual basis of accounting.

Investments. Mutual funds and MGIC Unitized Fund investments are reported at fair market value based upon closing quotations on the last business day of the year. Common Collective Funds are valued at fair market value of the assets that make up the common collective funds.

Participant loans are valued at unpaid principal balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Since the Plan's investments are reported at fair value, the Statement of Changes in Net Assets Available to Benefits reflects both realized gains and losses and unrealized appreciation and depreciation of investments.

Plan Costs and Expenses. In 2006 and 2005, benefit disbursing expenses, trustee fees, investment management service fees, and administrative costs of the Plan were voluntarily paid for by the Company.

Contributions. Profit sharing contributions from the Company are accrued as authorized at the discretion of its Board of Directors. Contributions from employees and matching employer contributions are recorded in the period the Company makes payroll deductions from the Plan participants.

Benefits. Benefits are recorded when paid.

3. Investments

The Plan's investments are held by U. S. Bank, N.A. The following table presents the fair value of those investments at December 31, 2006 and 2005:

	2006		2005	
MGIC Unitized Fund	$ 27,275,095	*	$ 30,148,851	*
First American Bond Core Fund	18,701,540	*	16,351,400	*
First American Inflation Protected Fund	867,764		-	
First American MidCap Growth Opp. Fund	19,782,888	*	21,607,260	*
First American Real Estate Sec. Fund	2,719,930		-	
American Century Intl Growth Fund	4,046,295		2,492,973	
FMI Common Stock Fund	3,354,525		3,156,443	
Harbor Capital Appreciation Fund	3,784,399		3,362,690	
Pioneer Fund Class A	2,706,098		1,715,613	
Vanguard Institutional Index Fund	50,037,302	*	47,549,906	*
Vanguard Mid Cap Index Fund	-		1	
Vanguard Mid Cap Index Fund - Admiral	6,192,190		5,597,751	
Loans to participants	1,185,539		1,119,463	
Dodge & Cox Balanced Fund	34,368,515	*	34,214,996	*
T. Rowe Price International Fund	10,996,814		8,074,997	
Vanguard Small Cap Value Fund	-		1	
Vanguard Small Cap Value Fund - Admiral	9,345,595		8,670,792	
Vanguard Small Cap Growth Fund	-		2	
Vanguard Small Cap Growth Fund - Admiral	7,964,647		7,761,815	
Goldman Sachs MidCap Value Fund	9,074,166		7,233,656	
US Bank Stable Asset Fund	31,766,157	*	31,380,568	*
	$ 244,169,459		$ 230,439,181	

* Represents greater than 5 percent of investments.

The Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $19,204,843 during 2006 and appreciated in value by $9,115,159 during 2005, as follows:

	2006	2005
Mutual funds invested in fixed maturities	$ 1,463,857	$ (297,514)
Mutual funds invested in equities	18,760,161	10,544,284
MGIC Unitized Fund/MGIC Common Stock	(1,019,175)	(1,131,611)
	$ 19,204,843	$ 9,115,159

4. Tax Status

The Plan is intended to be a qualified plan under Section 401(a) and 401(k) of the Code and therefore exempt from Federal income taxes under the provisions of Section 501(a).

The Company has received a favorable determination of tax exempt status for the Plan from the IRS. The last determination letter is dated May 22, 2002. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. Party-In-Interest Transactions

All transactions involving MGIC Unitized Fund, loans to participants, US Bank Stable Asset Fund, and the First American Funds, co-administrated by U. S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated or should the Company elect to discontinue contributions, plan assets would be converted to cash and distributed to participants in accordance with their appropriate number of shares.

7. Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Profit Sharing benefits per the financial statements to the Form 5500:

	December 31, 2006
Net assets available for profit sharing benefits per the financial statements	$ 249,548,992
Adjustment from contract value to fair value on Form 5500	(1,129,932)
Net assets available for benefits per the Form 5500	$ 248,419,060

The following is a reconciliation of net realized gains (losses) and unrealized appreciation (depreciation) on fair value of investments per the Statement of Changes in Net Assets to the Form 5500:

	For the Year ended December 31, 2006
Amounts per financial statements	$ 19,204,843
Adjustment from contract value to fair value on Form 5500	(1,129,932)
Amounts per Form 5500	$ 18,074,911

SCHEDULE H (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2006

This Form is Open to Public Inspection.

For calendar year 2006 or fiscal plan year beginning , and ending ,

A Name of plan
MGIC INVESTMENT CORP PROFIT SHARING AND SAVINGS PLA

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
MGIC INVESTMENT CORPORATION

D Employer Identification Number
39-1486475

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a	365	1069
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	4663291	4645317
(2) Participant contributions	b(2)	152581	149429
(3) Other	b(3)	0	993
c General investments:			
(1) Interest-bearing cash (include money market accounts & certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	1119463	1185539
(9) Value of interest in common/collective trusts	c(9)	31927774	31218950
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	167790299	183942668
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		

Official Use Only

		(a) Beginning of Year	(b) End of Year
1d Employer-related investments:			
(1) Employer securities	d(1)	30148851	27275095
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	235802624	248419060
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	235802624	248419060

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	6176653	
(B) Participants	a(1)(B)	8321281	
(C) Others (including rollovers)	a(1)(C)		
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		14497934
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments	b(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	77252	
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		77252
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	3320322	
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		3320322
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	10113630	
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result.	b(4)(C)		10113630

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		(a) Amount	(b) Total
2b (5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)	7961281	
(B) Other	b(5)(B)		
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		7961281
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		
c Other income	c		
d Total income. Add all **income** amounts in column (b) and enter total	d		35970419
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	23353983	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		23353983
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)		
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		0
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		23353983
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		12616436
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):

(1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [X] No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 13-4008324

PRICEWATERHOUSECOOPERS, LLP

d The opinion of an independent qualified public accountant is **not attached** because:

(1) [ ] this form is filed for a CCT, PSA or MTIA. (2) [ ] it will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

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Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	**a**		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	**b**		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	**c**		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	**d**		X	
e Was this plan covered by a fidelity bond?	**e**	X		20000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	**f**		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	**g**		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	**h**		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	**i**	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	**j**		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	**k**		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)

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MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
FORM 5500, SCHEDULE H PART IV ITEM I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

COLUMN A	COLUMN B	COLUMN C	COLUMN D
	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	CURRENT VALUE
1	First American Bond Core Fund *	1,707,903.22 shares, fixed income fund	18,701,540
2	First American Inflation Protected Sec Fund*	92,119.31 shares, registered investment company	867,764
3	First American Mid Cap Growth Opportunity Fund *	483,452.79 shares, registered investment company	19,782,888
4	First American Real Estate Sec Fund*	108,363.75 shares, registered investment company	2,719,930
5	American Century International Growth Fund	323,186.48 shares, registered investment company	4,046,295
6	Dodge & Cox Balanced Fund	394,677.48 shares, registered investment company	34,368,515
7	FMI Common Stock Fund	132,015.96 shares, registered investment company	3,354,525
8	Harbor Capital Appreciation Fund	113,475.22 shares, registered investment company	3,784,399
9	Goldman Sachs MidCap Value Fund	233,209.10 shares, registered investment company	9,074,166
10	Pioneer Fund Class A	56,259.83 shares, registered investment company	2,706,098
11	T. Rowe Price International Fund	653,405.49 shares, registered investment company	10,996,814
12	Vanguard Institutional Index Fund	386,120.09 shares, registered investment company	50,037,302
13	Vanguard Mid Cap Index Fund -Admiral Class	69,009.13 shares, registered investment company	6,192,190
14	Vanguard Small Cap Growth Fund - Admiral Class	433,568.15 shares, registered investment company	7,964,647
15	Vanguard Small Cap Value Fund - Admiral Class	546,845.84 shares, registered investment company	9,345,595
16	Various Participants *	Loans to participants, interest at 5.00% to 10.5%, due through 2016	1,185,539
17	MGIC Unitized Fund *	436,148.23 shares common collective investment fund	27,275,095
18	US Bank Stable Asset Fund *	905,623.81 shares, common collective investment fund	31,766,157
			$244,169,459

* Party-in-interest investment (see Note 5 to the financial statements).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MGIC Investment Corporation Profit Sharing and Savings Plan
(Name of Plan)

June 27, 2007

Plan Administrative Committee,
Acting as Plan Administrator

By: ______________________
Kurt J. Thomas

MGIC INVESTMENT CORPORATION
PROFIT SHARING AND SAVINGS PLAN AND TRUST

FORM 11-K ANNUAL REPORT

Exhibit Number	Description of Exhibit	Sequentially Numbered Page
24	Consent of PricewaterhouseCoopers LLP	20

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-123627) of MGIC Investment Corporation of our report dated June 25, 2007 relating to the financial statements of the MGIC Investment Corporation Profit Sharing and Savings Plan , which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2007

END